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                       PIMCO FUNDS: MULTI-MANAGER SERIES
                             2187 Atlantic Street
                            Stamford, CT 06902-6896

September 18, 2001

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0505


     Re:  PIMCO Funds: Multi-Manager Series - CIK No. 0000867297
          Request for Withdrawal of Amendment to Registration Statement on Form N-1A
          File Nos. 33-36528 and 811-6161

Ladies and Gentlemen:

On behalf of PIMCO Funds: Multi-Manager Series (the "Trust"), we are today requesting the withdrawal of Post-Effective Amendments Nos. 55, 56, 57 and 58 to the Trust's registration statement on Form N-1A (the "Registration Statement"), which were duly submitted via Edgar and accepted by the SEC on April 6th, June 19th, July 26th and August 23rd of 2001, respectively. Post-Effective Amendment No. 55 was filed to register Class A, B, C and D shares of seven new series of the Trust: PIMCO Worldwide Growth, Global Healthcare, Large-Cap Growth, International Growth, Emerging Countries, Pacific Rim and Latin America Funds (the "New Funds"). Post-Effective Amendments Nos. 56, 57 and 58 were filed solely to extend the effective date of Post-Effective Amendment No. 55. The Trust has not yet offered, and does not currently intend to offer in the near future, the New Funds. If and when the Trust decides to offer shares of the New Funds, it will file another post-effective amendment to its Registration Statement. Accordingly, the withdrawal of Post-Effective Amendment No. 55 is requested at this time. The withdrawal of Post-Effective Amendments Nos. 56, 57 and 58 is likewise requested since these amendments serve only to extend the effective date of Post-Effective Amendment No. 55 which is being contemporaneously withdrawn.

The Trust's request for withdrawal of Post-Effective Amendment Nos. 55, 56, 57 and 58 is made pursuant to Rule 477 (a) under the Securities Act of 1933.

Sincerely,

/s/ Stephen J. Treadway
Stephen J. Treadway,
Trustee and President